Exhibit 3.3

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

ERICKSON HELICOPTERS, INC.

Erickson Helicopters, Inc, an Oregon corporation, pursuant to Sections 60.437 and 60.451 of the Oregon Business Corporation Act, adopts the following Amended and Restated Articles of Incorporation which correctly set out, without change, the provisions of the articles being amended. These Amended and Restated Articles of Incorporation supersede the original articles and all amendments and restatements to the original articles.

ARTICLE 1

Name

The name of the corporation is Erickson Helicopters, Inc. (the “Company”).

ARTICLE 2

Authorized Shares

The Company is authorized to issue five hundred (500) common shares.

ARTICLE 3

Special Meeting of Shareholders

The Company will hold a special meeting of shareholders:

(a)	on call of its board of directors; or

(b)	if the holders of at least twenty-five percent (25%) of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting sign, date, and deliver to the Company’s secretary one or more written demands for the meeting describing the purpose or purposes for which it is to be held.

ARTICLE 4

Liability of Directors

The personal liability of a director to the Company or its shareholders for monetary damages for conduct as a director is eliminated to the fullest extent permitted by law.

Dated: February 5, 2014

Erickson Helicopters, Inc.:

By:	/s/ Edward Rizzuti
Edward Rizzuti, V.P., General Counsel and Corporate Secretary

1 – ARTICLES OF INCORPORATION